Exhibit 23.1

CS DIAGNOSTICS CORP

FINANCIAL STATEMENTS WITH PCAOB AUDITORS CONSENT FOR PERIOD ENDING DECEMBER 31, 2023

AUDITOR LETTER BALANCE SHEET STATEMENT CASH FLOWS INCOME STATEMENT
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY FINANCIAL NOTES

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C S DIAGNOSTICS CORP

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Report of the Independent Registered Public Accounting Firm

To the shareholders and the board of directors of CS DIAGNOSTICS CORP.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CS Diagnostics Corp. (the "Company") as of December 31, 2023, and 2022 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes collectively referred to as the "financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming the company will continue as a going concern as disclosed in Note 3 to the financial statement, the Company has accumulated deficit of $(4,768,689) at December 31, 2023. The continuation of the Company as a going concern through December 31, 2023, is dependent upon improving the profitability and the continuing financial support from its stockholders. Management believes the existing shareholders or external financing will provide additional cash to meet the Company’s obligations as they become due.

These factors raise substantial doubt about the company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the

U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole and we are not, by communicating the critical audit matters, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate. We have decided to communicate the matter below.

Valuation of Intangible Assets

As discussed in Note 1 to the financial statements, CS Diagnostics Corp purchased 100% of the tangible product CS Protect-Hydrogel, its intellectual property, distribution rights and patents from the CS Diagnostics Group, headquartered in Germany. The CS Protect Hydrogel is a hydrogel-based tissue spacer.

We identified the Audit of valuation of intangible assets as a critical audit matter because of the significant estimates and management assumptions used. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor’s judgement and an increase extent of effort.

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The primary procedures we performed include:

1.	We reviewed and challenged the reasonableness of key management assumptions used for the estimate.
2.	We reviewed the report of the independent valuation firm that performed the valuation of the intangible assets.
3.	We assessed the suitability of the method used by the expert in valuation of the assets.
4.	We evaluated the reasonableness of management significant assumptions used in developing discounted cashflow such as future projection of revenue growth and profitability and estimating the working capital needs by testing the data used by management in its analysis to compare to historical data.

OLAYINKA OYEBOLA & CO.

(Chartered Accountants)

We have served as the Company's auditor since February 2022.

March 11th, 2024.

Lagos Nigeria

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C S DIAGNOSTICS CORP
BALANCE SHEETS

	December 31, 2023		December 31,2022 (Audited) Restated
ASSETS
Current Assets:

Cash		20,363		12,804
Other receivables		-		-
Total current asset		$20,363		$12,804

Intangible assets		499,400,000		-
Total Assets		$499,420,363		$12,804

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:	$		$
Account Payables		12,822		4,107
Non-Current Liabilities		$-		$40,000
Total Liabilities		12,822		44,107

Stockholders' Deficit:
Common stock, $0.00001 par value; 250,000,000 shares authorized, 110,790,200 shares issued and outstanding as of December 31, 2023, and 135,287,214 shares December 31, 2022		1,108		1,352
Preferred stock Series A, $0.001 par value;5,000 shares authorized, 10 shares issued and outstanding as of December 31, 2023, and 2022		-		-
Preferred stock Series B, $0.001 par value; 20,000,000 shares authorized, 20,000,000 shares issued and outstanding as of December 31, 2023, and 2022		2,000		2,000
Additional paid-in capital		504,173,122		4,712,037
Accumulated deficit		(4,768,689)		(4,746,692)

Total Stockholders’ Deficit		499,407,541		(31,303)

Total Liabilities and Stockholders' Deficit		$499,420,363		$12,804

The accompanying notes are an integral part of these financial statements.

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CS DIAGNOSTICS CORP.

STATEMENTS OF OPERATONS

	For the Years Ended December 31,
	2023	2022
Revenue	$126,038	$25,500

Operating Expenses:

Professional fee	$54,026	$6,040
General & administrative expenses	$94,009	$14,255
Total operating expenses	148,035	20,292

Income /(loss) from operations	(21,997)	5,205

Other Income / (Expense)	-	-

Net Income / (loss)	$(21,997)	$5,205

Basic and diluted loss per share	$(0.00)	$(0.00)

Basic and diluted weighted average shares	110,790,200	135,287,214

The accompanying notes are an integral part of these financial statements.

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CS DIAGNOSTICS CORP.
STATEMENT OF STOCKHOLDERS’ (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2023, AND 2022.

	Preferred Stock B		Common Stock		Additional	Accumulated

	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, January 1, 2022	20,000,000	$2,000	135,287,214	$1,352	$4,712,037	$(4,751,897)	$(36,508)
Preferred stock issued	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	5,205	5,205
Balance, December 31, 2022	20,000,000	2,000	135,287,214	1,352	4,712,037	(4,746,692)	(31,303)

Balance, January 1, 2023	20,000,000	$2,000	135,287,214	$1,352	$4,712,037	(4,746,692)	$(31,303)
Reverse stock split	-	-	(134,497,015)	(1,344)	-	-	(1,344)
Shares issued in acquisition of assets	-	-	110,000,000	1,100	499,461,085	-	499,462,185
Net income for the year	-	-	-	-	-	(21,997)	(21,997)
Balance, December 31, 2023	20,000,000	2,000	110,790,200	1,108	504,171,322	(4,768,689)	499,407,541

The accompanying notes are an integral part of these financial statements.

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C S DIAGNOSTICS CORP

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2023	2022
Cash flows from operating activities:

Net profit / (loss)	$(21,997)	$17,901
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Other receivables	-
Account payables	31,285	7,599

Net cash used in operating activities	9,288	25,500

Cash flows from investing activities:		-
Intangible Asset	(499,444,401)
	(499,444,401)

Cash flows from financing activities:
Additional paid in capital	499,422,309	-
Loan forgiven		-
Net cash provided by financing activities	499,422,309	-

Net increase (decrease) in cash	(12,804)	25,500

Cash, beginning of period	12,804	-

Cash, end of period	$-	$25,500

The accompanying notes are an integral part of these financial statements.

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C S DIAGNOSTICS CORP

Notes to the Financial Statements
December 31, 2023, and December 31, 2022

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

CS Diagnostics Corp., (the "Company") a Wyoming Corporation in the United State, CS Diagnostics Corp., is an United States based Corporation, Its focus is on improving therapy results and reducing side effects. In addition, it offers international companies in the medical industry access to markets and the service of approval of medical products in Europe and the MENA regions. Furthermore, it develops its own products with the aim of maximizing patient benefit. We work hand in hand with universities, experts and experienced users as well as with our users, as well as with our own R&D team, in order to always offer the most innovative products in medical technology.

On August 1, 2023, FINRA authorized the Corporate Action approved by the Board of Directors and majority shareholder for and amendment to the Articles of Incorporation from FlashZero Corp to CS Diagnostics Corp and a 1 for 100,000 reverse split followed by a 200 for 1 forward split and a change of the CUSIP to 33852L202. Pre-split shares: 135,287,214: Post Split share 790,200.

On September 4, 2023, CS Diagnostics Corp purchased 100% of the tangible product CS Protect-Hydrogel, its intellectual property, distribution rights and patents from the CS Diagnostics Group, headquartered in Germany. The CS ProtectHydrogel is a hydrogel-based tissue spacer. It is used in radiation therapy to increase the distance between cancer cells and healthy tissue and thus protect healthy tissue from damage caused by high doses of radiation. Currently, hydrogel spacers are used exclusively in the treatment of prostate cancer. Here, the spacer pushes the rectum away from the prostate, thus reducing rectal damage from radiation therapy. The hydrogel spacer is injected once in liquid form through a thin needle into the space between cancer cells and healthy tissue and is broken down by the body after about six months. The CS Protect-Hydrogel is a "ready-to-use" product, which is sterile packed and can be applied directly. The hydrogel can be used in radiotherapy for prostate, cervical, esophageal, bladder and breast cancer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated useful lives of property and equipment. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company’s cash is deposited with major financial institutions. At times, such deposits may be in excess of the Federal Deposit Insurance Corporation insurable amount.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount of financial instruments included in cash and cash equivalents approximates fair value because of the short maturities for the instruments held. There were no cash equivalents for the period ended December 31, 2023, and December 31, 2022.

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Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic No. 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as described below:

Level 1: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly. Level 2 inputs include quoted prices for similar assets, quoted prices in markets that are not considered to be active, and observable inputs other than quoted prices such as interest rates.

Level 3: Level 3 inputs are unobservable inputs.

The following required disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows: Accounts Receivable, and Accounts Payable. The items are generally short-term in nature, and accordingly, the carrying amounts reported on the consolidated balance sheets are reasonable approximations of their fair values.

The carrying amounts of Notes Payable approximate the fair value as the notes bear interest rates that are consistent with current market rates.

Income Taxes

We follow ASC 740-10-30, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income in the period that includes the enactment date.

We adopted ASC 740-10-25 (“ASC 740-10-25”) with regard to uncertainty income taxes. ASC 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10-25, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740- 10-25 also provides guidance on derecognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures. We had no material adjustments to our liabilities for unrecognized income tax benefits according to the provisions of ASC 740-10-25.

Net income (loss) per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period. The weighted average number of common shares outstanding and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented. For the year ended December 31, 2023 and December 31, 2022, the diluted loss per share is the same as the basic loss per shares as the inclusion of any potentially dilutive shares would result in anti- dilution due to the net loss incurred by the Company

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Recent Accounting Pronouncements

The Company has implemented all applicable accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming the company will continue as a going concern as disclosed in Note 3 to the financial statement, the Company has accumulated deficit of $(4,792,727) at December 31, 2023. The continuation of the Company as a going concern through December 31, 2023, is dependent upon improving the profitability and the continuing financial support from its stockholders. Management believes the existing shareholders or external financing will provide additional cash to meet the Company’s obligations as they become due.

The Company requires capital for its contemplated operational activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

NOTE 4 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used.

Net deferred tax assets consist of the following components as of:

	December 31, 2023	December 31, 2022
Federal income tax benefit attributable to:
Current Operations	$—	$—
Less: valuation allowance
Net provision for Federal income taxes	$—	$—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the fiscal years ending, due to the following:

	December 31, 2023	December 31, 2022
Deferred tax asset attributable to:
Net operating loss carryover	$—	$(3,333)
Less: valuation allowance	—	3,333
Net deferred tax asset	$—	$—

At December 31, 2023, the Company had net operating loss carry forwards of approximately $(4,792,727) that may be offset against future taxable income from the year 2022 to 2040. No tax benefit has been reported in the December 31, 2023, financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

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Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2015.

NOTE 5 – SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were issued and has identified the following events to disclose in these financial statements.

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